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RECEIVED SEC MAIL PROCESSING 2005 WASH, D.C. SECTION

SECURITI 06009752 SION

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SEC FILE NUMBER
8- 66707

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDROCK TRADING PARTNERS LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

750 Lancaster Road
(No. and Street)

Augusta	GA	30909
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thane K. Plummer, Manager 706-364-2567
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 31 2006 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

RM

OATH OR AFFIRMATION

I, Thane K. Plummer swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redrock Trading Partners LLC, as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- **X** (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

To the Members
Redrock Trading Partners, LLC
Augusta, Georgia

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing my audit of the financial statements of Redrock Trading Partners, LLC (the "Company") for the year ended December 31, 2005, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure,

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the, Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United

States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation, to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2005 and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31,2005.

This report is intended solely for the information and use of management the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

March 31, 2006

Yung Kwell CPA, P.C.

REDROCK TRADING PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31,2005

Contents

*****
***
*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

To the Members
Redrock Trading Partners, LLC,
750 Lancaster Road
Augusta, GA 30909

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Redrock Trading Partners, LLC (the "Company") as of December 31, 2005 and the related statements of operations, members equity, and cash flows for the year then ended that you are filling pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redrock Trading Partners, LLC as of December 31, 2005 and the results of its operations, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 31, 2006

Harvey E Karll CPA P.C.

Redrock Trading Partners, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 12,094
Accounts Receivable	9,000
Prepaid NASD Fees	500
Organization Costs of $12820 net of amortization of $1061	11,759
	$ 33,353

Liabilities and Members Equity

Liabilities:	
Credit Cards Payable	$ 280
Accounts Payable	8,805
	9,085
Members Equity:	
Members Capital	$ 24,268
	$ 33,353

(See Accountant's Report & Accompanying Notes)

Redrock Trading Partners, LLC
Statement of Operations
Twelve Months Ended December 31, 2005

Income	
Fees	$ 9,000
Interest Income	122
	9,122
Expenses	
Accounting & Auditing	275
Amortization	822
Bank Charges	35
Insurance	150
Postage & Delivery	120
Professional Fees	2,958
Regulatory Fees	179
Referral Fee	8,080
Travel	1,380
Website	146
	14,144
Net Income (Loss)	($ 5,022)
	=========

(See Accountant's Report & Accompanying Notes)

REDROCK TRADING PARTNERS, LLC
Statement of Changes in Members Equity
Year Ended December 31, 2005

Balance, December 31, 2004	$18,400
Net Income (Loss)	(5,022)
Members Contributions	10,900
Members Distributions	(10)
Balance, December 31, 2005	$ 24,268

(See Accountant's Report & Accompanying Notes)

Redrock Trading Partners LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2005

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 5,022)	
Adjustments		
Add:		
Depreciation	822	
Accounts Payable	8,805	
Credit Cards Payable	280	
Less:		
Accts Receivable	(9,000)	
Prepaid NASD Fees	(500)	
N/P-TKP	(700)	
Cash from Operations		(5,315)
Cash Flows - Invested		
Organization Expense	(3,034)	
Investing Cash Flows		(3,034)
Cash Flows - Financing		
Capital -Thane Plummer	10,000	
Drawing -Thane Plummer	(10)	
Capital - CH-DeHaan	900	
Financing Cash Flows		10,890
Cash Increase (Decrease)		2,541
Cash - Beginning of Year		
Clearing Act.-Southwest	1,000	
Bank One	2,543	
Wells Fargo- CD	5,900	
Wells Fargo Checking	110	
Total Beginning of Year		9,553
Cash on Statement Date		$ 12,094

See Accountant's Report and Accompanying Notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Redrock Trading Partners, LLC was formed on May 24, 2004 in the State of Arizona as a limited liability corporation and moved to Georgia on August 12, 2005. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company was formed in late 2004 and began operations as a broker-dealer in April of 2005. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements.

Method of Accounting

The company uses the accrual method of accounting for both financial and tax accounting purposes.

Concentration of Credit Risk

The company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2005 the company had nothing in excess of the FDIC insured limits. The company has not experienced any losses in such accounts.

Receivables

Accounts receivable represent amounts due from customers as per the arrangements outlined in the related engagement contract. No allowance has been provided for on accounts receivable because management believes all amounts are collectible.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash, receivables, and payables.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes.

Cash and Cash -Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2005, the Company had net capital, as defined, of $14,973 which exceeded the required net capital by $ 9,973. At December 31, 2005, the Company had a ratio of aggregate indebtedness to net capital of .77 to 1.

4.CONCENTRATIONS

The Company received 100% of its revenue from one customer for the year ended December 31, 2005.

5. OWNERSHIP CHANGES

Effective June 23, 2005 the company members changes in ownership interest are as follows:

Thane Plummer from 50% to 40%
Bruce Johnson from 50% to 40%
CH DeHaan from 0% to 20%

(See Accountant's Report & Accompanying Notes)

REDROCK TRADING PARTNERS, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2005

Schedule I

	Audited Net Capital 2005
Members Equity	24,268
Nonallowable assets:	
Prepaid asset	500
Organization Cost-Net	11,965
Total nonallowable assets	12,465
Net capital	11,803
Minimum net capital required	5,000
Excess net capital	6,803
Aggregate indebtedness	9,085
Ratio of aggregate indebtedness to net capital	.77 to 1

No material differences existed between the audited net capital computation and the unaudited computation provided by the Company as of December 31, 2005.

(See Accountant's Report & Accompanying Notes)

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM REPORT
PART IIA
BROKER OR DEALER: Redrock Trading Partners, LLC as of 12/31/05
EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section-upon which such exemption is based:

A. (k)(1)$2500 capital category as per Rule 15c3-1 ________4550

B. (k)(2)(A) "Special Account for exclusive benefit of customers" maintained ________4560

C.(k)(2)(B) All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm-First Southwest Company 4335 ___x___4570

D.(k)(3) Exempted by order of the Commission ________4580

(See Accountant's Report & Accompanying Notes)

Redrock Trading Partners, LLC
Reconciliation of Audited vs Unaudited Net Capital
As of December 31, 2005

Net Capital-As reported in part IIA Focus	$10,744
Year end accruals	1,059
Net Capital, As Above	$11,803
	=======

(See Accountant's Report & Accompanying Notes)